Mail Stop 0510

March 31, 2005

By U.S. Mail and Facsimile

Mr. Steve Careaga
Chief Executive Officer
Nannaco, Inc.
7235 North Creek Loop
Gig Harbor, WA 98335

Re:	Nannaco, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the period ended December 31, 2004
      File No. 000-50672


Dear Mr. Careaga:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Please file Form 8-K (Item 1.02) to report the termination of the
Agreement and Plan of Merger between you and Red Alert. In addition, you should also consider filing Form 8-K (Item 8.01) for the press release you issued on March 2, 2005 to announce your execution of a letter of intent to acquire Global Defense Corporation.

Management`s Discussion and Analysis

Overview of Company, page 10

3. Since you have not had any operating revenue during both the last fiscal year and the most current interim period, please describe the
Company`s plan of operation for the next twelve months in accordance with Item 303(a) of Regulation S-B. Additionally, please discuss, as applicable, any off-balance sheet arrangements as required by Item 303(c) of Regulation S-B.

Liquidity and Capital Resources, page 15

4. You have indicated that approximately $1.2 million of stock was issued for legal and professional services during the year ended
September 30, 2004. Please supplementally tell us the nature of the services being provided.

Item 8A- Controls and Procedures, page 20

5. It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective as of September 30, 2004. Please amend your Form 10-KSB to address your officer`s conclusions regarding the effectiveness of your disclosure controls and procedures.


FORM 10-QSB FOR THE PERIOD ENDED DECEMBER 31, 2004

General

6. Please supplementally provide us with a rollforward of your shares outstanding at December 31, 2004 (793,563 shares) to your shares outstanding at February 22, 2005 (44,543,563 shares).

Financial Statements

Note 9 - Subsequent Event, page 21

7. You have indicated that approximately $1.5 million of stock was issued for legal and professional services in February 2005.
Please
supplementally tell us the nature of the services being provided.


Item 3A- Controls and Procedures, page 26

8. You have disclosed that the disclosure controls and procedures are effective "as of the filing date of this report on Form 10-QSB." Please amend your Form 10-QSB to state that your disclosure controls and procedures were effective as of the end of the period covered by the report.

*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Dale Welcome, Staff Accountant, at (202) 942-2871, or, in his absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief
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Nannaco, Inc.
March 31, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE